JDA Software Group, Inc. 14400 N. 87th Street Scottsdale, Arizona 85260
www.jda.com +1.480.308.3460 main +1.480.308.4268 fax

March 28, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5720

Re:	JDA Software Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K/A

Filed December 29, 2011

File No. 000-27876

Dear Mr. Gilmore:

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to JDA Software Group, Inc. (the “Company”, “we” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2010, as filed March 1, 2011, and its Form 8-K/A filed December 29, 2011, File No. 000-27876. We reviewed the Staff’s comments and noted that the Staff requested we respond within ten business days or advise the Staff when we will provide the requested response. Accordingly, we respectfully notify the Staff that we intend to respond to its comments no later than April 30, 2012, unless we contact the Staff on or before such date. If you have any comments or questions, please direct them to me at (480) 308-3460.

Sincerely,

G. Michael Bridge
Senior Vice President, General Counsel

cc:	Pete Hathaway, JDA Software Group, Inc.